Exhibit 99.1

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”) before deciding to invest in our common stock. If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially adversely affected. In that case, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Petroleum Business

Volatile margins in the refining industry may cause volatility or a decline in our future results of operations and decrease our cash flow.

Our petroleum business’ financial results are primarily affected by the relationship, or margin, between refined product prices and the prices for crude oil and other feedstocks. Future volatility in refining industry margins may cause volatility or a decline in our results of operations, since the margin between refined product prices and feedstock prices may decrease below the amount needed for us to generate net cash flow sufficient for our needs. Although an increase or decrease in the price for crude oil generally results in a similar increase or decrease in prices for refined products, there is normally a time lag in the realization of the similar increase or decrease in prices for refined products. The effect of changes in crude oil prices on our results of operations therefore depends in part on how quickly and how fully refined product prices adjust to reflect these changes. A substantial or prolonged increase in crude oil prices without a corresponding increase in refined product prices, or a substantial or prolonged decrease in refined product prices without a corresponding decrease in crude oil prices, could have a significant negative impact on our earnings, results of operations and cash flows.

If we are required to obtain our crude oil supply without the benefit of our credit intermediation agreement, our exposure to the risks associated with volatile crude prices may increase and our liquidity may be reduced.

We currently obtain the majority of our crude oil supply through a crude oil credit intermediation agreement with J. Aron, which minimizes the amount of in transit inventory and mitigates crude pricing risks by ensuring pricing takes place extremely close to the time when the crude is refined and the yielded products are sold. In the event this agreement is terminated or is not renewed prior to expiration we may be unable to obtain similar services from another party at the same or better terms as our existing agreement. The current credit intermediation agreement expires on December 31, 2007. Further, if we were required to obtain our crude oil supply without the benefit of an intermediation agreement, our exposure to crude pricing risks may increase, even despite any hedging activity in which we may engage, and our liquidity would be negatively impacted due to the increased inventory and the negative impact of market volatility.

Disruption of our ability to obtain an adequate supply of crude oil could reduce our liquidity and increase our costs.

Our refinery requires approximately 80,000 bpd of crude oil in addition to the light sweet crude oil we gather locally in Kansas and northern Oklahoma. We obtain a significant amount of our non-gathered crude oil, approximately 20% to 30% on average, from Latin America and South America. If these supplies become unavailable to us, we may need to seek supplies from the Middle East, West Africa, Canada and the North Sea. We are subject to the political, geographic, and economic risks attendant to doing business with suppliers located in those regions. Disruption of production in any of such regions for any reason could have a material impact on other regions and our business. In the event that one or more of our traditional suppliers becomes unavailable to us, we may be unable to obtain an adequate supply of crude oil, or we may only be able to obtain our crude oil supply at unfavorable prices. As a result, we may experience a reduction in our liquidity and our results of operations could be materially adversely affected.

The key event of 2005 in our industry was the hurricane season which produced a record number of named storms, including hurricanes Katrina and Rita. The location and intensity of these storms caused extreme amounts of damage to both crude and natural gas production as well as extensive disruption to many U.S. Gulf Coast refinery operations although we believe that substantially most of this refining capacity has been restored. These events caused both price spikes in the commodity markets as well as substantial increases in crack spreads. Severe weather, including hurricanes along the U.S. Gulf Coast, could interrupt our supply of crude oil. Supplies of crude oil to our refinery are periodically shipped from U.S. Gulf Coast production or terminal facilities, including through the Seaway Pipeline from the U.S. Gulf Coast to Cushing, Oklahoma. U.S. Gulf Coast facilities could be subject to damage or production interruption from hurricanes or other severe weather in the future which could interrupt or materially adversely affect our crude oil supply. If our supply of crude oil is interrupted, our business, financial condition and results of operations could be materially adversely impacted.

Our profitability is linked to the light/heavy and sweet/sour crude oil price spreads. In 2005 and 2006 the light/heavy crude oil price spread increased significantly. A decrease in either of the spreads would negatively impact our profitability.

Our profitability is linked to the price spreads between light and heavy crude oil and sweet and sour crude oil within our plant capabilities. We prefer to refine heavier sour crude oils because they have historically provided wider refining margins than light sweet crude. Accordingly, any tightening of the light/heavy or sweet/sour spreads could reduce our profitability. During 2005 and 2006, relatively high demand for lighter sweet crude due to increasing demand for more highly refined fuels resulted in an attractive light/heavy crude oil price spread and an improved sweet/sour spread compared to 2004. Countries with less complex refining capacity than the United States and Europe continue to require large volumes of light sweet crude in order to meet their demand for transportation fuels. Crude oil prices may not remain at current levels and the light/heavy or sweet/sour spread may decline, which could result in a decline in profitability or operating losses.

The new and redesigned equipment in our facilities may not perform according to expectations, which may cause unexpected maintenance and downtime and could have a negative effect on our future results of operations and financial condition.

We have recently upgraded all of the units in our refinery by installing new equipment and redesigning older equipment to improve refinery capacity. The installation and redesign of key equipment involves significant risks and uncertainties, including the following:

•	our upgraded equipment may not perform at expected throughput levels;

•	the yield and product quality of new equipment may differ from design; and

•	redesign or modification of the equipment may be required to correct equipment that does not perform as expected, which could require facility shutdowns until the equipment has been redesigned or modified.

We have also repaired certain of our equipment as a result of the flood. This repaired equipment is subject to similar risks and uncertainties as described above. Any of these risks associated with new equipment, redesigned older equipment, or repaired equipment could lead to lower revenues or higher costs or otherwise have a negative impact on our future results of operations and financial condition.

If our access to the pipelines on which we rely for the supply of our feedstock and the distribution of our products is interrupted, our inventory and costs may increase and we may be unable to efficiently distribute our products.

If one of the pipelines on which we rely for supply of our crude oil becomes inoperative, we would be required to obtain crude oil for our refinery through an alternative pipeline or from additional tanker trucks, which could increase our costs and result in lower production levels and profitability. Similarly, if a major refined fuels pipeline becomes inoperative, we would be required to keep refined fuels in inventory or supply refined fuels to our customers through an alternative pipeline or by additional tanker trucks from the refinery, which could increase our costs and result in a decline in profitability.

Our petroleum business’ financial results are seasonal and generally lower in the first and fourth quarters of the year, which may cause volatility in the price of our common stock.

Demand for gasoline products is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and road construction work. As a result, our results of operations for the first and fourth calendar quarters are generally lower than for those for the second and third quarters, which may cause volatility in the price of our common stock. Further, reduced agricultural work during the winter months somewhat depresses demand for diesel fuel in the winter months. In addition to the overall seasonality of our business, unseasonably cool weather in the summer months and/or unseasonably warm weather in the winter months in the markets in which we sell our petroleum products could have the effect of reducing demand for gasoline and diesel fuel which could result in lower prices and reduce operating margins.

We face significant competition, both within and outside of our industry. Competitors who produce their own supply of feedstocks, have extensive retail outlets, make alternative fuels or have greater financial resources than we do may have a competitive advantage over us.

The refining industry is highly competitive with respect to both feedstock supply and refined product markets. We may be unable to compete effectively with our competitors within and outside of our industry, which could result in reduced profitability. We compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. We are not engaged in the petroleum exploration and production business and therefore we do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. We do not have any long-term arrangements for much of our output. Many of our competitors in the United States as a whole, and one of our regional competitors, obtain significant portions of their feedstocks from company-owned production and have extensive retail outlets. Competitors that have their own production or extensive retail outlets with brand-name recognition are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. A number of our competitors also have materially greater financial and other resources than us, providing them the ability to add incremental capacity in environments of high crack spreads. These competitors have a greater ability to bear the economic risks inherent in all phases of the refining industry. An expansion or upgrade of our competitors’ facilities, price volatility, international political and economic developments and other factors are likely to continue to play an important role in refining industry economics and may add additional competitive pressure on us. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. The more successful these alternatives become as a result of governmental regulations, technological advances, consumer demand, improved pricing or otherwise, the greater the impact on pricing and demand for our products and our profitability. There are presently significant governmental and consumer pressures to increase the use of alternative fuels in the United States.

Environmental laws and regulations will require us to make substantial capital expenditures in the future.

Current or future federal, state and local environmental laws and regulations could cause us to expend substantial amounts to install controls or make operational changes to comply with environmental requirements. In addition, future environmental laws and regulations, or new interpretations of existing laws or regulations, could limit our ability to market and sell our products to end users. Any such future environmental laws or governmental regulations could have a material impact on the results of our operations.

In March 2004, we entered into a Consent Decree with the United States Environmental Protection Agency, or the EPA, and the Kansas Department of Health and Environment, or the KDHE, to address certain allegations of Clean Air Act violations by Farmland at the Coffeyville oil refinery in order to reduce environmental risks and liabilities going forward. Pursuant to the Consent Decree, in the short-term, we have increased the use of catalyst additives to the fluid catalytic cracking unit at the facility to reduce emissions of sulfur dioxide, or SO2. We will begin adding catalyst to reduce oxides of nitrogen, or NOx, in 2008. A catalyst is a substance that alters, accelerates or instigates chemical changes, but is neither produced, consumed nor altered in the process. In the long term, we will install controls to minimize both SO2 and NOx emissions, which under the terms of the Consent Decree require that final controls be in place by January 1, 2011. In addition, pursuant to the Consent Decree, we assumed certain cleanup obligations at our Coffeyville refinery and Phillipsburg terminal, and we agreed to retrofit some heaters at the refinery with Ultra Low NOx burners. All heater retrofits have been performed and we are currently verifying that the heaters meet the Ultra Low NOx standards required by the Consent Decree. The Ultra Low NOx heater technology is in widespread use throughout the industry. There are other permitting, monitoring, recordkeeping and reporting requirements associated with the Consent Decree, and we are required to provide periodic reports on our compliance with the terms and conditions of the Consent Decree. The overall costs of complying with the Consent Decree over the next four years are expected to be approximately $41 million. To date, we have met all deadlines and requirements of the Consent Decree and we have not had to pay any stipulated penalties, which are required to be paid for failure to comply with various terms and conditions of the Consent Decree. Availability of equipment and technology performance, as well as EPA interpretations of provisions of the Consent Decree that differ from ours, could have a material adverse effect on our ability to meet the requirements imposed by the Consent Decree.

We will incur capital expenditures over the next several years in order to comply with regulations under the Clean Air Act establishing stringent low sulfur content specifications for our petroleum products, including the Tier II gasoline standards, as well as regulations with respect to on- and off-road diesel fuel, which are designed to reduce air emissions from the use of these products. In February 2004, the EPA granted us a “hardship waiver,” which will require us to meet final low sulfur Tier II gasoline standards by January 1, 2011. Compliance with the Tier II gasoline standards and on-road diesel standards required us to spend approximately $133 million during 2006 and we estimate that compliance will require us to spend approximately $108 million in 2007 and approximately $57 million between 2008 and 2010. Changes in these laws or interpretations thereof could result in significantly greater expenditures.

On July 10, 2007, we entered into the Consent Order with the EPA. As set forth in the Consent Order, the EPA concluded that the discharge of oil from our refinery into the Verdigris River flood waters beginning on or about July 1, 2007 caused and may continue to cause an imminent and substantial threat to the public health and welfare. Pursuant to the Consent Order, we agreed to perform specific remedial actions to respond to the discharge of crude oil from our refinery. Additionally, we could be required to reimburse the EPA’s costs under the federal Oil Pollution Act.

Changes in our credit profile may affect our relationship with our suppliers, which could have a material adverse effect on our liquidity.

Changes in our credit profile may affect the way crude oil suppliers view our ability to make payments and may induce them to shorten the payment terms of their invoices. Given the large dollar amounts and volume of our feedstock purchases, a change in payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers.

We may have additional capital needs for which our internally generated cash flows and other sources of liquidity may not be adequate.

If we cannot generate cash flow or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may be unable to comply with certain environmental standards or pursue our business strategies, in which case our operations may not perform as well as we currently expect. We have substantial short-term and long-term capital needs, including capital expenditures we are required to make to comply with Tier II gasoline standards, on-road diesel regulations, off-road diesel regulations and the Consent Decree. Our short-term working capital needs are primarily crude oil purchase requirements, which fluctuate with the pricing and sourcing of crude oil. We also have significant long-term needs for cash, including deferred payments owed under the Cash Flow Swap and debt repayment obligations. We currently estimate that mandatory capital and turnaround expenditures, excluding the non-recurring capital expenditures required to comply with Tier II gasoline standards, on-road diesel regulations, off-road diesel regulations and the Consent Decree described above, will average approximately $64 million per year over the next five years.

Risks Related to the Nitrogen Fertilizer Business

The nitrogen fertilizer plant has high fixed costs. If natural gas prices fall below a certain level, the nitrogen fertilizer business may not generate sufficient revenue to operate profitably or cover its costs.

The nitrogen fertilizer plant has high fixed costs as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Major Influences on Results of Operations — Nitrogen Fertilizer Business.” As a result, downtime or low productivity due to reduced demand, weather interruptions, equipment failures, low prices for fertilizer products or other causes can result in significant operating losses. Unlike its competitors, whose primary costs are related to the purchase of natural gas and whose fixed costs are minimal, the nitrogen fertilizer business has high fixed costs not dependent on the price of natural gas. A decline in natural gas prices generally has the effect of reducing the base sale price for fertilizer products while other fixed costs remain substantially the same. Any decline in the price of fertilizer products could have a material negative impact on our profitability and results of operations.

The nitrogen fertilizer business is cyclical, which exposes us to potentially significant fluctuations in our financial condition and results of operations, which could result in volatility in the price of our common stock.

A significant portion of nitrogen fertilizer product sales consists of sales of agricultural commodity products, exposing us to fluctuations in supply and demand in the agricultural industry. These fluctuations historically have had and could in the future have significant effects on prices across all nitrogen fertilizer products and, in turn, the nitrogen fertilizer business’ results of operations and financial condition, which could result in significant volatility in the price of our common stock. The prices of nitrogen fertilizer products depend on a number of factors, including general economic conditions, cyclical trends in end-user markets, supply and demand imbalances, and weather conditions, which have a greater relevance because of the seasonal nature of fertilizer application. Changes in supply result from capacity additions or reductions and from changes in inventory levels. Demand for fertilizer products is dependent, in part, on demand for crop nutrients by the global agricultural industry. Periods of high demand, high capacity utilization, and increasing operating margins have tended to result in new plant investment and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization until the cycle is repeated.

Fertilizer products are global commodities, and the nitrogen fertilizer business faces intense competition from other nitrogen fertilizer producers.

The nitrogen fertilizer business is subject to intense price competition from both U.S. and foreign sources, including competitors operating in the Persian Gulf, Asia-Pacific, the Caribbean and the former Soviet Union. Fertilizers are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and availability of the product. The nitrogen fertilizer business competes with a number of U.S. producers and producers in other countries, including state-owned and government-subsidized entities. The United States and the European Commission each have trade regulatory measures in effect which are designed to address this type of unfair trade. Changes in these measures could have an adverse impact on the sales and profitability of the particular products involved. Some competitors have greater total resources and are less dependent on earnings from fertilizer sales, which makes them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. In addition, recent consolidation in the fertilizer industry has increased the resources of several competitors. In light of this industry consolidation, our competitive position could suffer to the extent the nitrogen fertilizer business is not able to expand its own resources either through investments in new or existing operations or through acquisitions, joint ventures or partnerships. An inability to compete successfully could result in the loss of customers, which could adversely affect our sales and profitability.

Adverse weather conditions during peak fertilizer application periods may have a negative effect upon our results of operations and financial condition, as the nitrogen fertilizer business’ agricultural customers are geographically concentrated.

Sales of fertilizer products by the nitrogen fertilizer business to agricultural customers are concentrated in the Great Plains and Midwest states and are seasonal in nature. For example, the nitrogen fertilizer business generates greater net sales and operating income in the spring. Accordingly, an adverse weather pattern affecting agriculture in these regions or during this season could have a negative effect on fertilizer demand, which could, in turn, result in a decline in our net sales, lower margins and otherwise negatively affect our financial condition and results of operations. Our quarterly results may vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns, as well as the relationship between natural gas and nitrogen fertilizer product prices.

Our margins and results of operations may be adversely affected by the supply and price levels of pet coke and other essential raw materials.

Pet coke is a key raw material used by the nitrogen fertilizer business in the manufacture of nitrogen fertilizer products. Increases in the price of pet coke could result in a decrease in our profit margins or results of operations. Our profitability is directly affected by the price and availability of pet coke obtained from our oil refinery and purchased from third parties. The nitrogen fertilizer business obtains the majority of the pet coke it needs from our adjacent oil refinery, and procures the remainder on the open market. The nitrogen fertilizer business is therefore sensitive to fluctuations in the price of pet coke on the open market. Pet coke prices could significantly increase in the future. In addition, the BOC air separation plant that provides oxygen, nitrogen, and compressed dry air to the nitrogen fertilizer plant’s gasifier has experienced numerous short-term interruptions (one to five minute), thereby causing interruptions in the gasifier operations. The operations of the nitrogen fertilizer business require a reliable supply of raw materials. A disruption of its reliable supply could prevent it from producing its products at current levels and its reputation, customer relationships and results of operations could be materially harmed.

The nitrogen fertilizer business may not be able to maintain an adequate supply of pet coke and other essential raw materials. In addition, the nitrogen fertilizer business could experience production delays or cost increases if alternative sources of supply prove to be more expensive or difficult to obtain. If raw material costs were to increase, or if the fertilizer plant were to experience an extended interruption in the supply of raw materials, including pet coke, to its production facilities, the nitrogen fertilizer business could lose sale opportunities, damage its relationships with or lose customers, suffer lower margins, and experience other negative effects to its business, results of operations and financial condition. In addition, if natural gas prices in the United States were to decline to a level that prompts those U.S. producers who have permanently or temporarily closed production facilities to resume fertilizer production, this would likely contribute to a global supply/demand imbalance that could negatively affect our margins, results of operations and financial condition.

Ammonia can be very volatile. If we are held liable for accidents involving ammonia that cause severe damage to property and/or injury to the environment and human health, our financial condition and the price of our common stock could decline. In addition, the costs of transporting ammonia could increase significantly in the future.

The nitrogen fertilizer business manufactures, processes, stores, handles, distributes and transports ammonia, which is very volatile. Accidents, releases or mishandling involving ammonia could cause severe damage or injury to property, the environment and human health, as well as a possible disruption of supplies and markets. Such an event could result in civil lawsuits and regulatory enforcement proceedings, both of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of the ability of the nitrogen fertilizer business to produce or distribute its products could result in a significant decrease in operating revenues and significant additional cost to replace or repair and insure its assets, which could negatively affect our operating results and financial condition. In addition, the nitrogen fertilizer business may incur significant losses or costs relating to the operation of railcars used for the purpose of carrying various products, including ammonia. Due to the dangerous and potentially toxic nature of the cargo, in particular ammonia on board railcars, a railcar accident may result in uncontrolled or catastrophic circumstances, including fires, explosions, and pollution. These circumstances may result in severe damage and/or injury to property, the environment and human health. In the event of pollution, we may be strictly liable. If we are strictly liable, we could be held responsible even if we are not at fault and we complied with the laws and regulations in effect at the time. Litigation arising from accidents involving ammonia may result in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which could have a material adverse effect on our financial condition and the price of our common stock.

Given the risks inherent in transporting ammonia, the costs of transporting ammonia could increase significantly in the future. Ammonia is most typically transported by railcar. A number of initiatives are underway in the railroad and chemicals industries which may result in changes to railcar design in order to minimize railway accidents involving hazardous materials. If any such design changes are implemented, or if accidents involving hazardous freight increases the insurance and other costs of railcars, freight costs of the nitrogen fertilizer business could significantly increase.

Environmental laws and regulations could require the nitrogen fertilizer business to make substantial capital expenditures in the future.

The nitrogen fertilizer business manufactures, processes, stores, handles, distributes and transports fertilizer products, including ammonia, that are subject to federal, state and local environmental laws and regulations. Presently existing or future environmental laws and regulations could cause the nitrogen fertilizer business to expend substantial amounts to install controls or make operational changes to comply with changes in environmental requirements. In addition, future environmental laws and regulations, or new interpretations of existing laws or regulations, could limit the ability of the nitrogen fertilizer business to market and sell its products to end users. Any such future environmental laws or governmental regulations may have a significant impact on our results of operations.

The nitrogen fertilizer operations are dependent on a few third-party suppliers. Failure by key third-party suppliers of oxygen, nitrogen and electricity to perform in accordance with their contractual obligations may have a negative effect upon our results of operations and financial condition.

The nitrogen fertilizer operations depend in large part on the performance of third-party suppliers, including The BOC Group, for the supply of oxygen and nitrogen, and the City of Coffeyville for the supply of electricity. The contract with The BOC Group extends through 2020 and the electricity contract extends through 2019. Should either of those two suppliers fail to perform in accordance with the existing contractual arrangements, the gasification operation would be forced to a halt. Alternative sources of supply of oxygen, nitrogen or electricity could be difficult to obtain. Any shutdown of operations at the nitrogen fertilizer business could have a material negative effect upon our results of operations and financial condition.

Risks Related to Our Entire Business

Our refinery and nitrogen fertilizer facilities face operating hazards and interruptions, including unscheduled maintenance or downtime. We could face potentially significant costs to the extent these hazards or interruptions are not fully covered by our existing insurance coverage. Insurance companies that currently insure companies in the energy industry may cease to do so or may substantially increase premiums in the future.

Our operations, located primarily in a single location, are subject to significant operating hazards and interruptions. If any of our facilities, including our refinery and nitrogen fertilizer plant, experiences a major accident or fire, is damaged by severe weather, flooding or other natural disaster, or is otherwise forced to curtail its operations or shut down, we could incur significant losses which could have a material adverse impact on our financial results. In addition, a major accident, fire, flood, crude oil discharge or other event could damage our facilities or the environment and the surrounding community or result in injuries or loss of life. If our facilities experience a major accident or fire or other event or an interruption in supply or operations, our business could be materially adversely affected if the damage or liability exceeds the amounts of business interruption, property, terrorism and other insurance that we maintain against these risks and successfully collect. As required under our existing credit facility, we maintain property and business interruption insurance capped at $1.25 billion which is subject to various deductibles and sub-limits for particular types of coverages (e.g., $300 million for a loss caused by flood). In the event of a business interruption, we would not be entitled to recover our losses until the interruption exceeds 45 days in the aggregate. We are fully exposed to losses in excess of this dollar cap and the various sub-limits, or business interruption losses that occur in the 45 days of our deductible period. These losses may be material. For example, a substantial portion of our lost revenue caused by the business interruption following the flood that occurred during the weekend of June 30, 2007 cannot be claimed because it was lost in the 45 days after the flood.

If our refinery is forced to curtail its operations or shut down due to hazards or interruptions like those described above, we will still be obligated to make any required payments to J. Aron under our Cash Flow Swap. We will be required to make payments under the Cash Flow Swap if crack spreads rise above a certain level. Such payments could have a material adverse impact on our financial results if, as a result of a disruption to our operations, we are unable to sustain sufficient revenues from which we can make such payments.

The energy industry is highly capital intensive, and the entire or partial loss of individual facilities can result in significant costs to both industry participants, such as us, and their insurance carriers. In recent years, several large energy industry claims have resulted in significant increases in the level of premium costs and deductible periods for participants in the energy industry. For example, during 2005, hurricanes Katrina and Rita caused significant damage to several petroleum refineries along the U.S. Gulf Coast, in addition to numerous oil and gas production facilities and pipelines in that region. As a result of large energy industry claims, insurance companies that have historically participated in underwriting energy related facilities could discontinue that practice, or demand significantly higher premiums or deductibles to cover these facilities. Although we currently maintain significant amounts of insurance, insurance policies are subject to annual renewal. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, we may be unable to obtain and maintain adequate insurance at reasonable cost or we might need to significantly increase our retained exposures.

Our refinery consists of a number of processing units, many of which have been in operation for a number of years. One or more of the units may require unscheduled down time for unanticipated maintenance or repairs on a more frequent basis than our scheduled turnaround of every three to four years for each unit, or our planned turnarounds may last longer than anticipated. Our nitrogen fertilizer plant may also require scheduled or unscheduled downtime for maintenance or repairs. Scheduled and unscheduled maintenance could reduce our net income during the period of time that any of our units is not operating.

We may not recover all of the costs we have incurred or expect to incur in connection with the flood and crude oil discharge that occurred at our refinery in June/July 2007.

We have incurred and will continue to incur significant costs with respect to facility repairs, environmental remediation and property damage claims.

During the weekend of June 30, 2007, torrential rains in southeast Kansas caused the Verdigris River to overflow its banks and flood the town of Coffeyville, Kansas. Our refinery and the nitrogen fertilizer plant, which are located in close proximity to the Verdigris River, were severely flooded, sustained major damage and required extensive repairs. As of September 30, 2007, we had incurred approximately $71.4 million and $3.1 million in third party costs to repair the refinery and fertilizer facilities, respectively. We currently estimate that approximately $15.5 million in third party costs related to the repair of flood damaged property will be recorded in future periods. In addition to the cost of repairing the facilities, we experienced a significant revenue loss attributable to the property damage during the period when the facilities were not in operation.

Despite our efforts to complete a rapid shutdown of the refinery immediately before the flooding, we estimate that 1,919 barrels (80,600 gallons) of crude oil and 226 barrels of crude oil fractions were discharged from our refinery into the Verdigris River flood waters beginning on or about July 1, 2007. We are currently remediating the contamination caused by the crude oil discharge. The Company has recorded as of September 30, 2007, total gross costs associated with remediation and third party property damage claims resolution of approximately $39.5 million. Anticipated insurance recoveries of approximately $21.4 million have been recorded as of September 30, 2007, resulting in a net cost of approximately $18.1 million. The Company has not estimated any potential fines, penalties or claims that may be imposed or brought by regulatory authorities or possible additional damages arising from class action lawsuits related to the flood.

The ultimate cost of environmental remediation and third party property damage is difficult to assess and could be higher than our current estimates.

It is difficult to estimate the ultimate cost of environmental remediation resulting from the crude oil discharge or the cost of third party property damage that we will ultimately be required to pay. The costs and damages that we ultimately pay may be greater than the amounts currently described and projected in the Company’s filings with the SEC. Such excess costs and damages could be material.

We cannot predict the outcome of class action suits that have been brought against us with respect to the flood and crude oil discharge.

Two putative class action lawsuits (one federal and one state) were filed seeking unspecified damages with class certification under applicable law for all residents, domiciliaries and property owners of Coffeyville, Kansas who were impacted by the oil release.

The Company filed a motion to dismiss the federal suit for lack of subject matter jurisdiction. On November 6, 2007, the judge in the federal class action lawsuit granted the Company’s motion to dismiss. Due to the uncertainty of the state suit, the Company is unable to estimate a range of possible loss at this time for this exposure in excess of the amount accrued for the proposed purchase of homes and commercial property noted below.

We do not know which of our losses our insurers will ultimately cover or when we will receive any insurance recovery.

During the time of the flood and crude oil discharge, Coffeyville Resources, LLC was covered by both property/business interruption and liability insurance policies. We are in the process of submitting claims to, responding to information requests from, and negotiating with various insurers with respect to costs and damages related to these incidents. However, we do not know which of our losses, if any, the insurers will ultimately cover or when we will receive any recovery. We may not be able to recover all of the costs we have incurred and losses we have suffered in connection with the flood and crude oil discharge. Further, we likely will not be able to recover most of the business interruption losses we incurred since a substantial portion of our facilities were operational within 45 days of the start of the flood.

Our operations involve environmental risks that may require us to make substantial capital expenditures to remain in compliance or to remediate current or future contamination that could give rise to material liabilities.

Our results of operations may be affected by increased costs resulting from compliance with the extensive federal, state and local environmental laws and regulations to which our facilities are subject and from contamination of our facilities and neighboring areas as a result of accidental spills, discharges or other historical releases of petroleum or hazardous substances.

Our operations are subject to a variety of federal, state and local environmental laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the environment, product specifications and the generation, treatment, storage, transportation, disposal and remediation of solid and hazardous waste and materials. Environmental laws and regulations that affect the operations, processes and margins for our refined products are extensive and have become progressively more stringent. Violations of these laws and regulations or permit conditions can result in substantial penalties, injunctive orders compelling installation of additional controls, civil and criminal sanctions, permit revocations and/or facility shutdowns.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of laws and regulations or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change.

These expenditures or costs for environmental compliance could have a material adverse effect on our financial condition and results of operations.

All of our facilities operate under a number of federal and state permits, licenses and approvals with limits, terms and conditions containing a significant number of prescriptive and performance standards in order to operate. Our facilities are also required to meet compliance with prescriptive and performance standards specific to refining and chemical facilities as well as to general manufacturing facilities. All of these permits, licenses and standards require a significant amount of monitoring, record keeping and reporting requirements in order to demonstrate compliance with the underlying permit, license or standard. Inspections by federal and state governmental agencies may uncover incomplete or unknown documentation of compliance status that may result in the imposition of fines, penalties and injunctive relief that could have a material adverse effect on our ability to operate our facilities. Additionally, due to the nature of our manufacturing processes there may be times when we are unable to meet the standards and terms and conditions of these permits, licenses and standards that may not receive enforcement discretion from the governmental agencies, which may lead to the imposition of fines and penalties or operating restrictions that may have a material adverse effect on our ability to operate our facilities and accordingly our financial performance.

Our business is inherently subject to accidental spills, discharges or other releases of petroleum or hazardous substances into the environment and neighboring areas. Past or future spills related to any of our operations, including our refinery, pipelines, product terminals, fertilizer plant or transportation of products or hazardous substances from those facilities, may give rise to liability (including strict liability, or liability without fault, and potential cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under the Comprehensive Environmental Responsibility, Compensation and Liability Act, or CERCLA, for past or future spills without regard to fault or whether our actions were in compliance with the law at the time of the spills. Pursuant to CERCLA and similar state statutes, we could be held liable for contamination associated with facilities we currently own or operate, facilities we formerly owned or operated and facilities to which we transported or arranged for the transportation of wastes or by-products containing hazardous substances for treatment, storage, or disposal. The potential penalties and clean-up costs for past or future releases or spills, liability to third parties for damage to their property or exposure to hazardous substances, or the need to address newly discovered information or conditions that may require response actions could be significant and could have a material adverse effect on our business, financial condition and results of operations.

Two of our facilities, including our Coffeyville oil refinery and the Phillipsburg terminal (which operated as a refinery until 1991), have environmental contamination. We have assumed Farmland’s responsibilities under certain Resource Conservation and Recovery Act, or RCRA, corrective action orders related to contamination at or that originated from the Coffeyville refinery (which includes portions of the fertilizer plant) and the Phillipsburg terminal. If significant unforeseen liabilities that have been undetected to date by our extensive soil and groundwater investigation and sampling programs arise in the areas where we have assumed liability for the corrective action, that liability could have a material adverse effect on our results of operations and financial condition and may not be covered by insurance.

In addition, we may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances located at or released from our facilities. We may also face liability for personal injury, property damage, natural resource damage or for cleanup costs for the alleged migration of contamination or other hazardous substances from our facilities to adjacent and other nearby properties.

We may face future liability for the off-site disposal of hazardous wastes. Pursuant to CERCLA, companies that dispose of, or arrange for the disposal of, hazardous substances at off-site locations can be held jointly and severally liable for the costs of investigation and remediation of contamination at those off-site locations, regardless of fault. We could become involved in litigation or other proceedings involving off-site waste disposal and the damages or costs in any such proceedings could be material.

For a discussion of environmental risks and impacts related to the flood and crude oil discharge, see “— We may not recover all of the costs we have incurred or expect to incur in connection with the flood and crude oil discharge that occurred at our refinery in June/July 2007.”

We have a limited operating history as a stand-alone company.

Our limited historical financial performance as a stand-alone company makes it difficult for you to evaluate our business and results of operations to date and to assess our future prospects and viability. Our brief operating history has resulted in strong period-over-period revenue and profitability growth rates that may not continue in the future. We have been operating during a recent period of significant growth in the profitability of the refined products industry which may not continue or could reverse. As a result, our results of operations may be lower than we currently expect and the price of our common stock may be volatile.

Because we have transferred our nitrogen fertilizer business to a newly formed limited partnership, we may be required in the future to share increasing portions of the fertilizer business cash flows with third parties and we may in the future be required to deconsolidate the fertilizer business from our consolidated financial statements, our historical financial statements do not reflect the new limited partnership structure and therefore our past financial performance may not be an accurate indicator of future performance.

In connection with our initial public offering in October 2007, we transferred our nitrogen fertilizer business to a newly formed limited partnership, whose managing general partner is a new entity owned by our controlling stockholders and senior management. Although we will initially consolidate the Partnership in our financial statements, over time an increasing portion of the cash flow of the nitrogen fertilizer business will be distributed to our managing general partner if the Partnership increases its quarterly distributions above specified target distribution levels. In addition, if the Partnership consummates a public or private offering of limited partner interests to third parties, the new limited partners will also be entitled to receive cash distributions from the Partnership. This may require us to deconsolidate. Our historical financial statements do not reflect this new limited partnership structure and therefore our past financial performance may not be an accurate indicator of future performance.

Our commodity derivative activities could result in losses and may result in period-to-period earnings volatility.

The nature of our operations results in exposure to fluctuations in commodity prices. If we do not effectively manage our derivative activities, we could incur significant losses. We monitor our exposure and, when appropriate, utilize derivative financial instruments and physical delivery contracts to mitigate the potential impact from changes in commodity prices. If commodity prices change from levels specified in our various derivative agreements, a fixed price contract or an option price structure could limit us from receiving the full benefit of commodity price changes. In addition, by entering into these derivative activities, we may suffer financial loss if we do not produce oil to fulfill our obligations. In the event we are required to pay a margin call on a derivative contract, we may be unable to benefit fully from an increase in the value of the commodities we sell. In addition, we may be required to make a margin payment before we are able to realize a gain on a sale resulting in a reduction in cash flow, particularly if prices decline by the time we are able to sell.

In June 2005, Coffeyville Acquisition LLC entered into the Cash Flow Swap, which is not subject to margin calls, in the form of three swap agreements for the period from July 1, 2005 to June 30, 2010 with J. Aron in connection with the Subsequent Acquisition. These agreements were subsequently assigned from Coffeyville Acquisition LLC to Coffeyville Resources, LLC on June 24, 2005. With crude oil capacity expected to reach 115,000 bpd by the end of 2007, the Cash Flow Swap represents approximately 58% and 14% of crude oil capacity for the periods January 1, 2008 through June 30, 2009 and July 1, 2009 through June 30, 2010, respectively. Under the terms of the Credit Facility and upon meeting specific requirements related to an initial public offering, our leverage ratio and our credit ratings, we may reduce the Cash Flow Swap to 35,000 bpd, or approximately 30% of expected crude oil capacity, for the period from April 1, 2008 through December 31, 2008 and terminate the Cash Flow Swap in 2009 and 2010. Otherwise, under the terms of our credit facility, management has limited discretion to change the amount of hedged volumes under the Cash Flow Swap therefore affecting our exposure to market volatility. Because this derivative is based on NYMEX prices while our revenue is based on prices in the Coffeyville supply area, the contracts cannot completely eliminate all risk of price volatility. If the price of products on NYMEX is different from the value contracted in the swap, then we will receive from or owe to the counterparty the difference on each unit of product that is contracted in the swap. In addition, as a result of the accounting treatment of these contracts, unrealized gains and losses are charged to our earnings based on the increase or decrease in the market value of the unsettled position and the inclusion of such derivative gains or losses in earnings may produce significant period-to-period earnings volatility that is not necessarily reflective of our underlying operating performance. The positions under the Cash Flow Swap resulted in unrealized gains (losses) of $80.3 million and $(98.3) million for the nine months ended September 30, 2006 and 2007, respectively. As of September 30, 2007, a $1.00 change in quoted prices for the crack spreads utilized in the Cash Flow Swap would result in a $48.5 million change to the fair value of derivative commodity position and the same change to net income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Derivative Instruments and Fair Value of Financial Instruments.”

Both the petroleum and nitrogen fertilizer businesses depend on significant customers, and the loss of one or several significant customers may have a material adverse impact on our results of operations and financial condition.

The petroleum and nitrogen fertilizer businesses both have a high concentration of customers. Our four largest customers in the petroleum business represented 45.6% and 39.0% of our petroleum sales for the nine months ended September 30, 2006 and 2007, respectively. Further, in the aggregate the top five ammonia customers of the nitrogen fertilizer business represented 49.6% and 58.9% of its ammonia sales for the nine months ended September 30, 2006 and 2007, respectively, and the top five UAN customers of the nitrogen fertilizer business represented 30.0% and 39.2% of its UAN sales, respectively, for the same periods. Several significant petroleum, ammonia and UAN customers each account for more than 10% of sales of petroleum, ammonia and UAN, respectively. Given the nature of our business, and consistent with industry practice, we do not have long-term minimum purchase contracts with any of our customers. The loss of one or several of these significant customers, or a significant reduction in purchase volume by any of them, could have a material adverse effect on our results of operations and financial condition.

The petroleum and nitrogen fertilizer businesses may not be able to successfully implement their business strategies, which include completion of significant capital programs.

One of the business strategies of the petroleum and nitrogen fertilizer businesses is to implement a number of capital expenditure projects designed to increase productivity, efficiency and profitability. Many factors may prevent or hinder implementation of some or all of these projects, including compliance with or liability under environmental regulations, a downturn in refining margins, technical or mechanical problems, lack of availability of capital and other factors. Costs and delays have increased significantly during the past two years and the large number of capital projects underway in the industry has led to shortages in skilled craftsmen, engineering services and equipment manufacturing. Failure to successfully implement these profit-enhancing strategies may materially adversely affect our business prospects and competitive position. In addition, we expect to execute turnarounds at our refinery every three to four years, which involve numerous risks and uncertainties. These risks include delays and incurrence of additional and unforeseen costs. The next scheduled refinery turnaround will be in 2010. In addition, development and implementation of business strategies for the Partnership will be primarily the responsibility of the managing general partner of the Partnership.

The acquisition strategy of our petroleum business and the nitrogen fertilizer business involves significant risks.

Both our petroleum business and the nitrogen fertilizer business will consider pursuing strategic and accretive acquisitions in order to continue to grow and increase profitability. However, acquisitions involve numerous risks and uncertainties, including intense competition for suitable acquisition targets; the potential unavailability of financial resources necessary to consummate acquisitions in the future; difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms; and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions. In addition, any future acquisitions may entail significant transaction costs and risks associated with entry into new markets. In addition, even when acquisitions are completed, integration of acquired entities can involve significant difficulties, such as

•	unforeseen difficulties in the acquired operations and disruption of the ongoing operations of our petroleum business and the nitrogen fertilizer business;

•	failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;

•	strain on the operational and managerial controls and procedures of our petroleum business and the nitrogen fertilizer business, and the need to modify systems or to add management resources;

•	difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies;

•	amortization of acquired assets, which would reduce future reported earnings;

•	possible adverse short-term effects on our cash flows or operating results;

•	diversion of management’s attention from the ongoing operations of our petroleum business and the nitrogen fertilizer business; and

•	assumption of unknown material liabilities or regulatory non-compliance issues.

Failure to manage these acquisition growth risks could have a material adverse effect on the financial condition and/or operating results of our petroleum business and/or the nitrogen fertilizer business.

We are a holding company and depend upon our subsidiaries for our cash flow.

We are a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or to pay dividends or make other distributions in the future will depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. In addition, Coffeyville Resources, LLC, our indirect subsidiary, which is the primary obligor under our existing credit facility, is a holding company and its ability to meet its debt service obligations depends on the cash flow of its subsidiaries. The ability of our subsidiaries to make any payments to us will depend on their earnings, the terms of their indebtedness, including the terms of our credit facility, tax considerations and legal restrictions. In particular, our credit facility currently imposes significant limitations on the ability of our subsidiaries to make distributions to us and consequently our ability to pay dividends to our stockholders. Distributions that we receive from the Partnership will be primarily reinvested in our business rather than distributed to our stockholders. See also “— Risks Related to the Limited Partnership Structure Through Which We Hold Our Interest in the Nitrogen Fertilizer Business — Our rights to receive distributions from the Partnership may be limited over time” and “— Risks Related to the Limited Partnership Structure Through Which We Hold Our Interest in the Nitrogen Fertilizer Business — The Partnership may not have sufficient available cash to enable it to make quarterly distributions to us following establishment of cash reserves and payment of fees and expenses.”

Our significant indebtedness may affect our ability to operate our business, and may have a material adverse effect on our financial condition and results of operation.

As of September 30, 2007, we had total debt outstanding of $847 million, $150 million in funded letters of credit outstanding and borrowing availability of $168.1 million under our credit facilities. We and our subsidiaries may be able to incur significant additional indebtedness in the future. If new indebtedness is added to our current indebtedness, the risks described below could increase. Our high level of indebtedness could have important consequences, such as:

•	limiting our ability to obtain additional financing to fund our working capital, acquisitions, expenditures, debt service requirements or for other purposes;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;

•	limiting our ability to compete with other companies who are not as highly leveraged;

•	placing restrictive financial and operating covenants in the agreements governing our and our subsidiaries’ long-term indebtedness and bank loans, including, in the case of certain indebtedness of subsidiaries, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to us;

•	exposing us to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries’ debt instruments that could have a material adverse effect on our business, financial condition and operating results;

•	increasing our vulnerability to a downturn in general economic conditions or in pricing of our products; and

•	limiting our ability to react to changing market conditions in our industry and in our customers’ industries.

In addition, borrowings under our credit facility bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. Our interest expense for the nine months ended September 30, 2007 was $46.0 million. A 1% increase or decrease in the applicable interest rates under our credit facility, using average debt outstanding at September 30, 2007, would correspondingly change our interest expense by approximately $6.2 million for the nine month period.

In addition to our debt service obligations, our operations require substantial investments on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets, properties and systems software, as well as to provide capacity for the growth of our business, depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors. In addition, we are and will be subject to covenants contained in agreements governing our present and future indebtedness. These covenants include and will likely include restrictions on certain payments, the granting of liens, the incurrence of additional indebtedness, dividend restrictions affecting subsidiaries, asset sales, transactions with affiliates and mergers and consolidations. Any failure to comply with these covenants could result in a default under our credit facility. Upon a default, unless waived, the lenders under our credit facility would have all remedies available to a secured lender, and could elect to terminate their commitments, cease making further loans, institute foreclosure proceedings against our or our subsidiaries’ assets, and force us and our subsidiaries into bankruptcy or liquidation. In addition, any defaults under the credit facility or any other debt could trigger cross defaults under other or future credit agreements. Our operating results may not be sufficient to service our indebtedness or to fund our other expenditures and we may not be able to obtain financing to meet these requirements.

If the Partnership seeks to consummate a public or private offering, we may be required to use our commercially reasonable efforts to amend our credit facility to remove the Partnership as a guarantor. Any such amendment could result in increased fees to us or other onerous terms in our credit facility. In addition, we may not be able to obtain such an amendment on terms acceptable to us or at all.

If the managing general partner elects to pursue a public or private offering of limited partner interests in the Partnership, we expect that any such transaction would require amendments to our credit facility, as well as the Cash Flow Swap, in order to remove the Partnership and its subsidiaries as obligors under such instruments. Any such amendments could result in significant changes to our credit facility’s pricing, mandatory repayment provisions, covenants and other terms and could result in increased interest costs and require payment by us of additional fees. We have agreed to use our commercially reasonable efforts to obtain such amendments if the managing general partner elects to cause the Partnership to pursue a public or private offering and gives us at least 90 days written notice. However, we may not be able to obtain any such amendment on terms acceptable to us or at all. If we are not able to amend our credit facility on terms satisfactory to us, we may need to refinance it with other facilities. We will not be considered to have used our “commercially reasonable efforts” to obtain such amendments if we do not effect the requested modifications due to (i) payment of fees to the lenders or the swap counterparty, (ii) the costs of this type of amendment, (iii) an increase in applicable margins or spreads or (iv) changes to the terms required by the lenders including covenants, events of default and repayment and prepayment provisions; provided that (i), (ii), (iii) and (iv) in the aggregate are not likely to have a material adverse effect on us.

If we lose any of our key personnel, we may be unable to effectively manage our business or continue our growth.

Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. The loss or unavailability to us of any member of our senior management team or a key technical employee could negatively affect our ability to operate our business and pursue our strategy. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and strategy. We may not be able to locate or employ such qualified personnel on acceptable terms or at all.

A substantial portion of our workforce is unionized and we are subject to the risk of labor disputes and adverse employee relations, which may disrupt our business and increase our costs.

As of September 30, 2007, approximately 41% of our employees, all of whom work in our petroleum business, were represented by labor unions under collective bargaining agreements expiring in 2009. We may not be able to renegotiate our collective bargaining agreements when they expire on satisfactory terms or at all. A failure to do so may increase our costs. In addition, our existing labor agreements may not prevent a strike or work stoppage at any of our facilities in the future, and any work stoppage could negatively affect our results of operations and financial condition.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the corporate governance standards of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. These requirements may place a strain on our management, systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and will be required to comply with Section 404 in our annual report for the year ended December 31, 2008 (subject to any change in applicable SEC rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable U.S. Securities and Exchange Commission, or SEC, and Public Company Accounting Oversight Board, or PCAOB, rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the PCAOB. If we do not implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting pursuant to an audit of our internal controls over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of our common stock. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, qualify for, and are relying on, exemptions from certain corporate governance requirements.

A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the New York Stock Exchange rules and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We are relying on all of these exemptions as a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

New regulations concerning the transportation of hazardous chemicals, risks of terrorism, the security of chemical manufacturing facilities and increased insurance costs could result in higher operating costs.

The costs of complying with regulations relating to the transportation of hazardous chemicals and security associated with the refining and nitrogen fertilizer facilities may have a negative impact on our operating results and may cause the price of our common stock to decline. Targets such as refining and chemical manufacturing facilities may be at greater risk of future terrorist attacks than other targets in the United States. As a result, the petroleum and chemical industries have responded to the issues that arose due to the terrorist attacks on September 11, 2001 by starting new initiatives relating to the security of petroleum and chemical industry facilities and the transportation of hazardous chemicals in the United States. Simultaneously, local, state and federal governments have begun a regulatory process that could lead to new regulations impacting the security of refinery and chemical plant locations and the transportation of petroleum and hazardous chemicals. Our business or our customers’ businesses could be materially adversely affected because of the cost of complying with new regulations.

If we are not able to successfully defend against third-party claims of intellectual property infringement, our business may be adversely affected.

There are currently no claims pending against us relating to the infringement of any third-party intellectual property rights; however, in the future we may face claims of infringement that could interfere with our ability to use technology that is material to our business operations. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could negatively affect our business, profitability or growth prospects. In the event a claim of infringement against us is successful, we may be required to pay royalties or license fees for past or continued use of the infringing technology, or we may be prohibited from using the infringing technology altogether. If we are prohibited from using any technology as a result of such a claim, we may not be able to obtain licenses to alternative technology adequate to substitute for the technology we can no longer use, or licenses for such alternative technology may only be available on terms that are not commercially reasonable or acceptable to us. In addition, any substitution of new technology for currently licensed technology may require us to make substantial changes to our manufacturing processes or equipment or to our products, and may have a material adverse effect on our business, profitability or growth prospects.

If licensed technology is no longer available, the refinery and nitrogen fertilizer businesses may be adversely affected.

The refinery and nitrogen fertilizer businesses have licensed, and may license in the future, a combination of patent, trade secret and other intellectual property rights of third parties for use in their business. If any of these license agreements were to be terminated, licenses to alternative technology may not be available, or may only be available on terms that are not commercially reasonable or acceptable. In addition, any substitution of new technology for currently-licensed technology may require substantial changes to manufacturing processes or equipment and may have a material adverse effect on our business, profitability or growth prospects.

Risks Related to Our Common Stock

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our common stock may be influenced by many factors including:

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	variations in quarterly results of operations;

•	loss of a large customer or supplier;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock; and

•	investor perceptions of us and the industries in which our products are used.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the price at which they purchase our common stock. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

The Goldman Sachs Funds and the Kelso Funds continue to control us and may have conflicts of interest with other stockholders. Conflicts of interest may arise because our principal stockholders or their affiliates have continuing agreements and business relationships with us.

The Goldman Sachs Funds control 36.1% of our outstanding common stock and the Kelso Funds control 35.6% of our outstanding common stock. As a result, the Goldman Sachs Funds and the Kelso Funds are able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. The Goldman Sachs Funds and the Kelso Funds also have sufficient voting power to amend our organizational documents.

Conflicts of interest may arise between our principal stockholders and us. Affiliates of some of our principal stockholders engage in transactions with our company. We obtain the majority of our crude oil supply through a crude oil credit intermediation agreement with J. Aron, a subsidiary of The Goldman Sachs Group, Inc. and an affiliate of the Goldman Sachs Funds, and Coffeyville Resources, LLC currently has outstanding commodity derivative contracts (swap agreements) with J. Aron for the period from July 1, 2005 to June 30, 2010. In addition, Goldman Sachs Credit Partners, L.P. is the joint lead arranger for our credit facility. Further, the Goldman Sachs Funds and the Kelso Funds are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us and they may either directly, or through affiliates, also maintain business relationships with companies that may directly compete with us. In general, the Goldman Sachs Funds and the Kelso Funds or their affiliates could pursue business interests or exercise their voting power as stockholders in ways that are detrimental to us, but beneficial to themselves or to other companies in which they invest or with whom they have a material relationship. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to the Goldman Sachs Funds and the Kelso Funds and they may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Under the terms of our certificate of incorporation, the Goldman Sachs Funds and the Kelso Funds have no obligation to offer us corporate opportunities.

Other conflicts of interest may arise between our principal stockholders and us because the Goldman Sachs Funds and the Kelso Funds control the managing general partner of the Partnership which holds the nitrogen fertilizer business. The managing general partner manages the operations of the Partnership (subject to our rights to participate in the appointment, termination and compensation of the chief executive officer and chief financial officer of the managing general partner and our other specified joint management rights) and also holds incentive distribution rights which, over time, entitle the managing general partner to receive increasing percentages of the Partnership’s quarterly distributions if the Partnership increases the amount of distributions. Although the managing general partner has a fiduciary duty to manage the Partnership in a manner beneficial to the Partnership and us (as a holder of special units in the Partnership), the fiduciary duty is limited by the terms of the partnership agreement and the directors and officers of the managing general partner also have a fiduciary duty to manage the managing general partner in a manner beneficial to the owners of the managing general partner. The interests of the owners of the managing general partner may differ significantly from, or conflict with, our interests and the interests of our stockholders. As a result of these conflicts, the managing general partner of the Partnership may favor its own interests and/or the interests of its owners over our interests and the interests of our stockholders (and the interests of the Partnership). In particular, because the managing general partner owns the incentive distribution rights, it may be incentivized to maximize future cash flows by taking current actions which may be in its best interests over the long term. See “— Risks Related to the Limited Partnership Structure Through Which We Hold Our Interest in the Nitrogen Fertilizer Business — Our rights to receive distributions from the Partnership may be limited over time” and “— Risks Related to the Limited Partnership Structure Through Which We Hold Our Interest in the Nitrogen Fertilizer Business — The managing general partner of the Partnership will have a fiduciary duty to favor the interests of its owners, and these interests may differ from, or conflict with, our interests and the interests of our stockholders.” In addition, if the value of the managing general partner interest were to increase over time, this increase in value and any realization of such value upon a sale of the managing general partner interest would benefit the owners of the managing general partner, which are the Goldman Sachs Funds and the Kelso Funds, as well as our senior management, rather than our company and our stockholders. Such increase in value could be significant if the Partnership performs well.

Further, decisions made by the Goldman Sachs Funds and the Kelso Funds with respect to their shares of common stock could trigger cash payments to be made by us to certain members of our senior management under our phantom unit appreciation plans. Phantom points granted under the Coffeyville Resources, LLC Phantom Unit Appreciation Plan (Plan I), or the Phantom Unit Plan I, and phantom points that we grant under the Coffeyville Resources, LLC Phantom Unit Appreciation Plan (Plan II), or the Phantom Unit Plan II, represent a contractual right to receive a cash payment when payment is made in respect of certain profits interests in Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC. If either the Goldman Sachs Funds or the Kelso Funds sell any or all of the shares of common stock of CVR Energy which they beneficially own through Coffeyville Acquisition LLC or Coffeyville Acquisition II LLC, as applicable, they may then cause Coffeyville Acquisition LLC or Coffeyville Acquisition II LLC, as applicable, to make distributions to their members in respect of their profits interests. Because payments under the phantom unit plans are triggered by payments in respect of profit interests under the Coffeyville Acquisition LLC Agreement and Coffeyville Acquisition II LLC Agreement, we

would therefore be obligated to make cash payments under the phantom unit appreciation plans. This could negatively affect our cash reserves, which could negatively affect our results of operations and financial condition. We estimate that any such cash payments should not exceed $50 million, assuming all of the shares of our common stock held by Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC were sold at $19.00 per share, which was our IPO price. In the future, Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC may make a significant revision to the Phantom Unit Plan I and Phantom Unit Plan II, respectively, to provide that a significant portion of the payments in respect of phantom service points and phantom performance points will be paid on fixed payment dates (for example, in annual installments) rather than within 30 days from the date distributions are made pursuant to the respective limited liability company agreements. This amendment, if enacted, would mitigate in part the effect of decisions made by the Goldman Sachs Funds and the Kelso Funds with respect to their shares of common stock on cash payments by the plans because those payments scheduled to be made on fixed dates would not be triggered by distributions from Coffeyville Acquisition LLC or Coffeyville Acquisition II LLC, as applicable, to its members. Coffeyville Acquisition LLC has indicated that it is continuing to explore other ways to revise the Phantom Unit Plans.

In addition, one of the Goldman Sachs Funds and one of the Kelso Funds have each guaranteed 50% of our payment obligations under the Cash Flow Swap in the amount of $123.7 million, plus accrued interest. As a result of these guarantees, the Goldman Sachs Funds and the Kelso Funds may have interests that conflict with those of our other shareholders.

Since June 24, 2005, we have made two cash distributions to the Goldman Sachs Funds and the Kelso Funds. One distribution, in the aggregate amount of $244.7 million, was made in December 2006. In addition, in October 2007, we made a special dividend to the Goldman Sachs Funds and the Kelso Funds in an aggregate amount of approximately $10.3 million, which they contributed to Coffeyville Acquisition III LLC in connection with the purchase of the managing general partner of the Partnership from us.

As a result of these relationships, including their ownership of the managing general partner of the Partnership, the interests of the Goldman Sachs Funds and the Kelso Funds may not coincide with the interests of our company or other holders of our common stock. So long as the Goldman Sachs Funds and the Kelso Funds continue to control a significant amount of the outstanding shares of our common stock, the Goldman Sachs Funds and the Kelso Funds will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In addition, so long as the Goldman Sachs Funds and the Kelso Funds continue to control the managing general partner of the Partnership, they will be able to effectively control actions taken by the Partnership (subject to our specified joint management rights), which may not be in our interests or the interest of our stockholders.

Shares eligible for future sale may cause the price of our common stock to decline.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our amended and restated certificate of incorporation, we are authorized to issue up to 350,000,000 shares of common stock, of which 86,141,291 shares of common stock are outstanding as of November 30, 2007. Of these shares, the 23,000,000 shares of common stock sold in the initial public offering are freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Our principal stockholders, directors and executive officers have entered into lock-up agreements, pursuant to which they agreed, subject to certain exceptions, not to sell or transfer, directly or indirectly, any shares of our common stock for a period of 180 days until April 19, 2008, subject to extension in certain circumstances.

Risks Related to the Limited Partnership Structure Through Which We Hold Our Interest in the Nitrogen Fertilizer Business

Because we neither serve as, nor control, the managing general partner of the Partnership, the managing general partner may operate the Partnership in a manner with which we disagree or which is not in our interest.

CVR GP, LLC, or Fertilizer GP, a new entity owned by our controlling stockholders and senior management, is the managing general partner of the Partnership which holds the nitrogen fertilizer business. The managing general partner is authorized to manage the operations of the nitrogen fertilizer business (subject to our specified joint management rights), and we do not control the managing general partner. Although our senior management also serves as the senior management of Fertilizer GP, in accordance with a services agreement between us, Fertilizer GP and the Partnership, our senior management operates the Partnership under the direction of the managing general partner’s board of directors and Fertilizer GP has the right to select different management at any time (subject to our joint right in relation to the chief executive officer and chief financial officer of the managing general partner). Accordingly, the managing general partner may operate the Partnership in a manner with which we disagree or which is not in the interests of our company and our stockholders.

Our interest in the Partnership consists of special units. The substantial majority of these units are general partner interests that give us defined rights to participate in the management and governance of the Partnership. These rights include the right to approve the appointment, termination of employment and compensation of the chief executive officer and chief financial officer of Fertilizer GP, not to be exercised unreasonably, and to approve specified major business transactions such as significant mergers and asset sales. We also have the right to appoint two directors to Fertilizer GP’s board of directors. However, our special GP units will be converted into limited partner interests, and we will lose the rights listed above, if we fail to hold at least 15% of the units in the Partnership.

Our rights to receive distributions from the Partnership may be limited over time.

As a holder of 30,333,333 special units (which may convert into common and/or subordinated units, and which we may sell from time to time), we are entitled to receive a quarterly distribution of $0.4313 per unit (or $13.1 million per quarter in the aggregate, assuming we do not sell any of our units) from the Partnership to the extent the Partnership has sufficient available cash after establishment of cash reserves and payment of fees and expenses before any distributions are made in respect of the incentive distribution rights. The Partnership is required to distribute all of its cash on hand at the end of each quarter, less reserves established by the managing general partner in its discretion. In addition, the managing general partner, Fertilizer GP, has no right to receive distributions in respect of its incentive distribution rights (i) until the Partnership has distributed all aggregate adjusted operating surplus generated by the Partnership during the period from its formation through December 31, 2009 and (ii) for so long as the Partnership or its subsidiaries are guarantors under our credit facility.

However, distributions of amounts greater than the aggregate adjusted operating surplus generated through December 31, 2009 will be allocated between us and Fertilizer GP (and the holders of any other interests in the Partnership), and in the future the allocation will grant Fertilizer GP a greater percentage of the Partnership’s cash distributions as more cash becomes available for distribution. In particular, if quarterly distributions exceed the target of $0.4313 per unit, Fertilizer GP will be entitled to increasing percentages of the distributions, up to 48% of the distributions above the highest target level, in respect of its incentive distribution rights. Therefore, we will receive a smaller percentage of quarterly cash distributions from the Partnership if the Partnership increases its quarterly distributions above the set amount per unit. This could incentivise Fertilizer GP, as managing general partner, to cause the Partnership to make capital expenditures for maintenance, which reduces operating surplus, rather than for improvement or expansion, which does not, and accordingly effect the amount of cash available for distribution. Fertilizer GP could also be incentivized to cause the Partnership to make capital expenditures for maintenance prior to December 31, 2009 that it would otherwise make at a later date in order to reduce operating surplus generated prior to such date. In addition, Fertilizer GP’s discretion in determining the level of cash reserves may materially adversely affect the Partnership’s ability to make cash distributions to us.

Moreover, if the Partnership issues common units in a public or private offering, at least 40% (and potentially all) of our special units will become subordinated units. We will not be entitled to any distributions on our subordinated units until the common units issued in the public or private offering and our common units (which the balance of our special units will become) have received the minimum quarterly distribution, or MQD, of $0.375 per unit (which may be reduced without our consent in connection with the public or private offering, or could be increased with our consent), plus any accrued and unpaid arrearages in the minimum quarterly distribution from prior quarters. The managing general partner, and not CVR Energy, has authority to decide whether or not to pursue such an offering. As a result, our right to distributions will diminish if the managing general partner decides to pursue such an offering.

The managing general partner of the Partnership has a fiduciary duty to favor the interests of its owners, and these interests may differ from, or conflict with, our interests and the interests of our stockholders.

The managing general partner of the Partnership, Fertilizer GP, is responsible for the management (subject to our specified management rights) of the Partnership. Although Fertilizer GP has a fiduciary duty to manage the Partnership in a manner beneficial to the Partnership and holders of interests in the Partnership (including us, in our capacity as holder of special units), the fiduciary duty is specifically limited by the express terms of the partnership agreement and the directors and officers of Fertilizer GP also have a fiduciary duty to manage Fertilizer GP in a manner beneficial to the owners of Fertilizer GP. The interests of the owners of Fertilizer GP may differ from, or conflict with, our interests and the interests of our stockholders. In resolving these conflicts, Fertilizer GP may favor its own interests and/or the interests of its owners over our interests and the interests of our stockholders (and the interests of the Partnership). In addition, while our directors and officers have a fiduciary duty to make decisions in our interests and the interests of our stockholders, one of our wholly-owned subsidiaries is also a general partner of the Partnership and, therefore, in such capacity, has a fiduciary duty to exercise rights as general partner in a manner beneficial to the Partnership and its unit holders, subject to the limitations contained in the partnership agreement. As a result of these conflicts, our directors and officers may feel obligated to take actions that benefit the Partnership as opposed to us and our stockholders.

The potential conflicts of interest include, among others, the following:

•	Fertilizer GP, as managing general partner of the Partnership, holds all of the incentive distribution rights in the Partnership. Incentive distribution rights give Fertilizer GP a right to increasing percentages of the Partnership’s quarterly distributions after the Partnership has distributed all aggregate adjusted operating surplus generated by the Partnership during the period from its formation through December 31, 2009, assuming the Partnership and its subsidiaries are released from their guaranty of our credit facility. Fertilizer GP may have an incentive to manage the Partnership in a manner which increases these future cash flows rather than in a manner which increases current cash flows.

•	The initial directors and executive officers of Fertilizer GP also serve as directors and executive officers of CVR Energy. The executive officers who work for both us and Fertilizer GP, including our chief executive officer, chief operating officer, chief financial officer and general counsel, divide their time between our business and the business of the Partnership. These executive officers face conflicts of interests from time to time in making decisions which may benefit either our company or the Partnership. However, when making decisions on behalf of the Partnership, they will be acting in their capacity as directors and officers of the managing general partner and not us.

•	The owners of Fertilizer GP, who are also our controlling stockholders and senior management, are permitted to compete with us or the Partnership or to own businesses that compete with us or the Partnership. In addition, the owners of Fertilizer GP are required to share business opportunities with us, and our owners are not be required to share business opportunities with the Partnership or Fertilizer GP.

•	Neither the partnership agreement nor any other agreement requires the owners of Fertilizer GP to pursue a business strategy that favors us or the Partnership. The owners of Fertilizer GP have fiduciary duties to make decisions in their own best interests, which may be contrary to our interests and the interests of the Partnership. In addition, Fertilizer GP is allowed to take into account the interests of parties other than us, such as its owners, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to us.

•	The partnership agreement limits the liability and reduces the fiduciary duties of Fertilizer GP, while also restricting the remedies available to the unit holders of the Partnership, including us, for actions that, without these limitations, might constitute breaches of fiduciary duty. Delaware partnership law permits such contractual reductions of fiduciary duty. As a result of our ownership interest in the Partnership, we may consent to some actions that might otherwise constitute a breach of fiduciary or other duties applicable under state law.

•	Fertilizer GP determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, repayment of indebtedness, issuances of additional partnership units and cash reserves maintained by the Partnership (subject to our specified joint management rights as holder of special GP rights), each of which can affect the amount of cash that is available for distribution to us in our capacity as a holder of special units and the amount of cash paid to Fertilizer GP in respect of its IDRs.

•	In some instances Fertilizer GP may cause the Partnership to borrow funds in order to permit the payment of cash distributions, where the purpose or effect of the borrowing is to make incentive distributions which benefit Fertilizer GP. Fertilizer GP also is able to determine the amount and timing of any capital expenditures and whether a capital expenditure is for maintenance, which reduces operating surplus, or improvement, which does not. Such determinations can affect the amount of cash that is available for distribution and the manner in which the cash is distributed.

•	Fertilizer GP may exercise its rights to call and purchase all of the Partnership’s equity securities of any class if at any time it and its affiliates (excluding us) own more than 80% of the outstanding securities of such class.

•	Fertilizer GP controls the enforcement of obligations owed to the Partnership by it and its affiliates. In addition, Fertilizer GP decides whether to retain separate counsel or others to perform services for the Partnership.

The partnership agreement limits the fiduciary duties of the managing general partner and restricts the remedies available to us for actions taken by the managing general partner that might otherwise constitute breaches of fiduciary duty.

The partnership agreement contains provisions that reduce the standards to which Fertilizer GP, as the managing general partner, would otherwise be held by state fiduciary duty law. For example:

•	The partnership agreement permits Fertilizer GP to make a number of decisions in its individual capacity, as opposed to its capacity as a general partner. This entitles Fertilizer GP to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or our affiliates.

•	The partnership agreement provides that Fertilizer GP will not have any liability to the Partnership or to us for decisions made in its capacity as managing general partner so long as it acted in good faith, meaning it believed that the decisions were in the best interests of the Partnership.

•	The partnership agreement provides that Fertilizer GP and its officers and directors will not be liable for monetary damages to the Partnership for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that Fertilizer GP or those persons acted in bad faith or engaged in fraud or willful misconduct.

•	The partnership agreement generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of Fertilizer GP and not involving a vote of unit holders must be on terms no less favorable to the Partnership than those generally provided to or available from unrelated third parties or be “fair and reasonable” to the Partnership and that, in determining whether a transaction or resolution is “fair and reasonable,” Fertilizer GP may consider the totality of the relationship between the parties involved, including other transactions that may be particularly advantageous or beneficial to the Partnership.

The Partnership has a preferential right to pursue corporate opportunities before we can pursue them.

We have entered into an agreement with the Partnership in order to clarify and structure the division of corporate opportunities between us and the Partnership. Under this agreement, we have agreed not to engage in the production, transportation or distribution, on a wholesale basis, of fertilizers in the contiguous United States, subject to limited exceptions (fertilizer restricted business). In addition, the Partnership has agreed not to engage in the ownership or operation within the United States of any refinery with processing capacity greater than 20,000 barrels per day whose primary business is producing transportation fuels or the ownership or operation outside the United States of any refinery (refinery restricted business).

With respect to any business opportunity other than those covered by a fertilizer restricted business or a refinery restricted business, we have agreed that the Partnership will have a preferential right to pursue such opportunities before we may pursue them. If the managing general partner of the Partnership elects not to pursue the business opportunity, then we will be free to pursue such opportunity. This provision will continue so long as we continue to own 50% of the outstanding units of the Partnership.

If the Partnership completes a public offering or private placement of limited partner interests, our voting power in the Partnership would be reduced and our rights to distributions from the Partnership could be materially adversely affected.

Fertilizer GP may, in its sole discretion, elect to pursue one or more public or private offerings of limited partner interests in the Partnership. Fertilizer GP will have the sole authority to determine the timing, size (subject to our joint management rights for any initial offering in excess of $200 million, exclusive of the underwriters’ option to purchase additional limited partner interests, if any), and underwriters or initial purchasers, if any, for such offerings, if any. Any public or private offering of limited partner interests could materially adversely affect us in several ways. For example, if such an offering occurs, our percentage interest in the Partnership would be diluted. Some of our voting rights in the Partnership could thus become less valuable, since we would not be able to take specified actions without support of other unit holders. For example, since the vote of 80% of unit holders is required to remove the managing general partner in specified circumstances, if the managing general partner sells more than 20% of the units to a third party we would not have the right, unilaterally, to remove the general partner under the specified circumstances.

In addition, if the Partnership completes an offering of limited partner interests, the distributions that we receive from the Partnership would decrease because the Partnership’s distributions will have to be shared with the new limited partners, and the new limited partners’ right to distributions will be superior to ours because at least 40% (and potentially all) of our units will become subordinated units. Pursuant to the terms of the partnership agreement, the new limited partners and Fertilizer GP will have superior priority to distributions in some circumstances. Subordinated units will not be entitled to receive distributions unless and until all common units have received the minimum quarterly distribution, plus any accrued and unpaid arrearages in the MQD from prior quarters. In addition, upon a liquidation of the partnership, common unit holders will have a preference over subordinated unit holders in certain circumstances.

If the Partnership does not consummate an initial offering by October 24, 2009, Fertilizer GP can require us to purchase its managing general partner interest in the Partnership. We may not have requisite funds to do so.

If the Partnership does not consummate an initial private or public offering by October 24, 2009, Fertilizer GP can require us to purchase the managing general partner interest. This put right expires on the earlier of (1) October 24, 2012 and (2) the closing of the Partnership’s initial offering. The purchase price will be the fair market value of the managing general partner interest, as determined by an independent investment banking firm selected by us and Fertilizer GP. Fertilizer GP will determine in its discretion whether the Partnership will consummate an initial offering.

If Fertilizer GP elects to require us to purchase the managing general partner interest, we may not have available cash resources to pay the purchase price. In addition, any purchase of the managing general partner interest would divert our capital resources from other intended uses, including capital expenditures and growth capital. In addition, the instruments governing our indebtedness may limit our ability to acquire, or prohibit us from acquiring, the managing general partner interest.

Fertilizer GP can require us to be a selling unit holder in the Partnership’s initial offering at an undesirable time or price.

Under the contribution, conveyance and assumption agreement, if Fertilizer GP elects to cause the Partnership to undertake an initial private or public offering, we have agreed that Fertilizer GP may structure the initial offering to include (1) a secondary offering of interests by us or (2) a primary offering of interests by the Partnership, possibly together with an incurrence of indebtedness by the Partnership, where a use of proceeds is to redeem units from us (with a per-unit redemption price equal to the price at which a unit is purchased from the Partnership, net of sales commissions or underwriting discounts) (a “special GP offering”), provided that in either case the number of units associated with the special GP offering is reasonably expected by Fertilizer GP to generate no more than $100 million in net proceeds to us. If Fertilizer GP elects to cause the Partnership to undertake an initial private or public offering, it may require us to sell (including by redemption) a portion, which could be a substantial portion, of our special units in the Partnership at a time or price we would not otherwise have chosen. A sale of special units would result in our receiving cash proceeds for the value of such units, net of sales commissions and underwriting discounts. Any such sale or redemption would likely result in taxable gain to us. See “— Use of the limited partnership structure involves tax risks. For example, if the Partnership is treated as a corporation for U.S. income tax purposes, this would substantially reduce the cash it has available to make distributions.” In return for the receipt of the net cash proceeds, we would no longer receive quarterly distributions on the units that were sold which could negatively impact our financial position. Moreover, because we would own a smaller percentage of the total units of the Partnership after such sale or redemption, the percentage of distributions that we would receive from the Partnership would decrease. See “— If the Partnership completes a public offering or private placement of limited partner interests, our voting power in the Partnership would be reduced and our rights to distributions from the Partnership could be materially adversely affected.”

Our rights to remove Fertilizer GP as managing general partner of the Partnership are extremely limited.

Until October 24, 2012, Fertilizer GP may only be removed as managing general partner if at least 80% of the outstanding units of the Partnership vote for removal and there is a final, non-appealable judicial determination that Fertilizer GP, as an entity, has materially breached a material provision of the partnership agreement or is liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership. Consequently, we will be unable to remove Fertilizer GP unless a court has made a final, non-appealable judicial determination in those limited circumstances as described above. Additionally, if there are other holders of partnership interests in the Partnership, these holders may have to vote for removal of Fertilizer GP as well if we desire to remove Fertilizer GP but do not hold at least 80% of the outstanding units of the Partnership at that time.

After October 24, 2012, Fertilizer GP may be removed with or without cause by a vote of the holders of at least 80% of the outstanding units of the Partnership, including any units owned by Fertilizer GP and its affiliates, voting together as a single class. Therefore, we may need to gain the support of other unit holders in the Partnership if we desire to remove Fertilizer GP as managing general partner, if we do not hold at least 80% of the outstanding units of the Partnership.

In addition to removal, we have a right to purchase Fertilizer GP’s general partner interest in the Partnership, and therefore remove the Fertilizer GP as managing general partner, if the Partnership has not made an initial private offering or an initial public offering of limited partner interests by October 24, 2012.

If the managing general partner is removed without cause, it will have the right to convert its managing general partner interest, including the IDRs, into units or to receive cash based on the fair market value of the interest at the time. If the managing general partner is removed for cause, a successor managing general partner will have the option to purchase the managing general partner interest, including the IDRs, of the departing managing general partner for a cash payment equal to the fair market value of the managing general partner interest. Under all other circumstances, the departing managing general partner will have the option to require the successor managing general partner to purchase the managing general partner interest of the departing managing general partner for its fair market value.

The Partnership may not have sufficient available cash to enable it to make quarterly distributions to us following establishment of cash reserves and payment of fees and expenses.

The Partnership may not have sufficient available cash each quarter to make distributions to us and other unit holders, if any. In particular:

•	The Partnership’s managing general partner has broad discretion to establish reserves for the prudent conduct of the Partnership’s business. The establishment of those reserves could result in a reduction of the Partnership’s distributions.

•	The amount of distributions made by the Partnership and the decision to make any distribution is determined by the Partnership’s managing general partner, which we do not control.

•	Under Section 17-607 of the Delaware Limited Partnership Act, the Partnership may not make a distribution to its unit holders if the distribution would cause its liabilities to exceed the fair value of its assets.

•	Although the partnership agreement requires the Partnership to distribute its available cash, the partnership agreement may be amended.

•	If the Partnership enters into its own credit facility in the future, the credit facility may limit the distributions which the Partnership can make. In addition, the credit facility will likely contain financial tests and covenants that the Partnership must satisfy; any failure to comply with these tests and covenants could result in the lenders prohibiting distributions by the Partnership.

•	The actual amount of cash available for distribution will depend on factors such as the level of capital expenditures made by the Partnership, the cost of acquisitions, if any, fluctuations in the Partnership’s working capital needs, the amount of fees and expenses incurred by the Partnership, and the Partnership’s ability to make working capital and other borrowings to make distributions to unit holders.

•	If the Partnership consummates one or more public or private offerings, because at least 40% (and potentially all) of our interest may be subordinated to common units we would be harmed if the MQD could not be paid on all units.

If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions would make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business. We may in the future be required to sell some or all of our Partnership interests in order to avoid being deemed an investment company, and such sales could result in gains taxable to the company.

In order not to be regulated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act, unless we can qualify for an exemption, we must ensure that we are engaged primarily in a business other than investing, reinvesting, owning, holding or trading in securities (as defined in the 1940 Act) and that we do not own or acquire “investment securities” having a value exceeding 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe that we are not currently an investment company because our general partner interests in the Partnership should not be considered to be securities under the 1940 Act and, in any event, both our refinery business and the fertilizer business are operated through majority-owned subsidiaries. In addition, even if our general partner interests in the Partnership were considered securities or investment securities, they do not currently have a value exceeding 40% of the fair market value of our total assets on an unconsolidated basis.

However, there is a risk that we could be deemed an investment company if the SEC or a court determines that our general partner interests in the Partnership are securities or investment securities under the 1940 Act and if our Partnership interests constituted more than 40% of the value of our total assets. Currently, our interests in the Partnership constitute less than 40% of our total assets on an unconsolidated basis, but they could constitute a higher percentage of the fair market value of our total assets in the future if the value of our Partnership interests increases, the value of our other assets decreases, or some combination thereof occurs.

We intend to conduct our operations so that we will not be deemed an investment company. However, if we were deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our common stock. In order to avoid registration as an investment company under the 1940 Act, we may have to sell some or all of our interests in the Partnership at a time or price we would not otherwise have chosen. The gain on such sale would be taxable to us. We may also choose to seek to acquire additional assets that may not be deemed investment securities, although such assets may not be available at favorable prices. Under the 1940 Act, we may have only up to one year to take any such actions.

Use of the limited partnership structure involves tax risks. For example, if the Partnership is treated as a corporation for U.S. income tax purposes, this would substantially reduce the cash it has available to make distributions.

The anticipated benefit of the limited partnership structure depends largely on its treatment as a partnership for federal income tax purposes following its initial public offering. In the taxable year of an initial public offering of the Partnership, if any, and in each taxable year thereafter, current law would require the Partnership to derive at least 90% of its annual gross income from specific activities to continue to be treated as a partnership for federal income tax purposes. The Partnership may not find it possible to meet this income requirement, or may inadvertently fail to meet this income requirement. In addition, a change in current law could cause the Partnership to be treated as a corporation for federal income tax purposes without regard to its sources of income or otherwise subject it to entity-level taxation. The Partnership has not requested, and does not plan to request, a ruling from the Internal Revenue Service on this or any other matter affecting the Partnership. However, in order for the Partnership to consummate an initial public offering, the Partnership will be required to obtain an opinion of legal counsel that, based upon, among other things, customary representations by the Partnership, the Partnership will continue to be treated as a partnership for federal income tax purposes following such initial public offering. The ability of the Partnership to obtain such an opinion will depend upon a number of factors, including the state of the law at the time the Partnership seeks such an opinion and the specific facts and circumstances of the Partnership at such time. If the Partnership is unable to obtain such an opinion, the Partnership will not consummate an initial public offering and will not be able to realize the anticipated benefits of being a master limited partnership.

If the Partnership were to be treated as a corporation for federal income tax purposes, it would pay federal income tax on its income at the corporate tax rate, which is currently a maximum of 35%, and would pay state income taxes at varying rates. Because such a tax would be imposed upon the Partnership as a corporation, the cash available for distribution by the Partnership to its partners, including us, would be substantially reduced. In addition, distributions by the Partnership to us would also be taxable to us (subject to the 70% or 80% dividends received deduction, as applicable, depending on the degree of ownership we have in the Partnership) and we would not be able to use our share of any tax losses of the Partnership to reduce taxes otherwise payable by us. Thus, treatment of the Partnership as a corporation could result in a material reduction in our anticipated cash flow and the after-tax return to us.

In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, beginning in 2008, the Partnership will be required to pay Texas franchise tax at a maximum effective rate of 0.7% of the Partnership’s gross income apportioned to Texas in the prior year. Imposition of such a tax on the Partnership by Texas and, if applicable, by any other state will reduce the cash available for distribution by the Partnership.

In addition, the sale of the managing general partner interest of the Partnership to a newly formed entity controlled by the Goldman Sachs Funds and the Kelso Funds was made at the fair market value of the general partner interest as of the date of transfer, as determined by our board of directors after consultation with management. Any gain on this sale by us will be subject to tax. If the Internal Revenue Service or another taxing authority successfully asserted that the fair market value at the time of sale of the managing general partner interest exceeded the sale price, we would have additional deemed taxable income, which could reduce our cash flow and adversely affect our financial results. For example, if the value of the managing general partner interest increases over time, possibly significantly because the Partnership performs well, then in hindsight the sale price might be challenged or viewed as insufficient by the Internal Revenue Service or another taxing authority.

If the Partnership consummates an initial public offering or private offering and we sell units, or our units are redeemed, in a special GP offering, or the Partnership makes a distribution to us of proceeds of the offering or debt financing, such sale, redemption or distribution would likely result in taxable gain to us. We will also recognize taxable gain to the extent that otherwise nontaxable distributions exceed our tax basis in the Partnership. The tax associated with any such taxable gain could be significant.

Additionally, when the Partnership issues units or engages in certain other transactions, the Partnership will determine the fair market value of its assets and allocate any unrealized gain or loss attributable to those assets to the capital accounts of the existing partners. As a result of this revaluation and the Partnership’s adoption of the remedial allocation method under Section 704(c) of the Internal Revenue Code (i) new unitholders will be allocated deductions as if the tax basis of the Partnership’s property were equal to the fair market value thereof at the time of the offering, and (ii) we will be allocated “reverse Section 704(c) allocations” of income or loss over time consistent with our allocation of unrealized gain or loss.

The tax allocations provided by the Partnership’s partnership agreement and other tax positions the Partnership may take are complex and under certain circumstances uncertain under relevant tax laws. Furthermore, the allocations depend on valuations which may be subject to challenge by the IRS. The IRS may adopt positions with respect to tax allocations or otherwise that differ from the positions the Partnership takes. It may be necessary to resort to administrative or court proceedings to sustain the positions the Partnership takes and a court may disagree with some or all of those positions.

Control of Fertilizer GP may be transferred to an unrelated third party without our consent. The new owners of Fertilizer GP may have no interest in CVR Energy and may take actions that are not in our interest.

Fertilizer GP is currently controlled by the Goldman Sachs Funds and the Kelso Funds. The Goldman Sachs Funds and the Kelso Funds will also collectively own 71.7% of our common stock. However, there is no restriction in the partnership agreement on the ability of the owners of Fertilizer GP to transfer their equity interest in Fertilizer GP to an unrelated third party without our consent. If such a transfer occurred, the new equity owners of Fertilizer GP would then be in a position to replace the board of directors of Fertilizer GP (other than the two directors appointed by us) and the officers of Fertilizer GP with their own choices and to influence the decisions taken by the board of directors and executive officers of Fertilizer GP. These new equity owners, directors and executive officers may take actions, subject to the specified joint management rights we have as holder of special GP rights, which are not in our interests or the interests of our stockholders. In particular, the new owners may have no economic interest in us (unlike the current owners of Fertilizer GP), which may make it more likely that they would take actions to benefit Fertilizer GP and its managing general partner interest over us and our interests in the Partnership.

The Partnership may never seek to or be able to consummate an initial public offering or one or more private placements. This could negatively impact the value and liquidity of our investment in the Partnership, which could impact the value of our common stock.

The Partnership may never seek to or be able to consummate an initial public offering or an initial private offering. Any public or private offering of interests by the Partnership would be made at the discretion of the managing general partner of the Partnership and would be subject to market conditions and to achievement of a valuation which the Partnership found acceptable. An initial public offering would be subject to SEC review of a registration statement, compliance with applicable securities laws and the Partnership’s ability to list Partnership units on a national securities exchange. Similarly, any private placement to a third party would depend on the Partnership’s ability to reach agreement on price and enter into satisfactory documentation with a third party. Any such transaction would also require third party approvals, including consent of our lenders under our credit facility and the swap counterparty under our Cash Flow Swap. The Partnership may never consummate any of such transactions on terms favorable to us, or at all. If no offering by the Partnership is ever made, it could impact the value, and certainly the liquidity, of our investment in the Partnership.

If the Partnership does not consummate an initial public offering, the value of our investment in the Partnership could be negatively impacted because the Partnership would not be able to access public equity markets to fund capital projects and would not have a liquid currency with which to make acquisitions or consummate other potentially beneficial transactions. In addition, we would not have a liquid market in which to sell portions of our interest in the Partnership but rather would need to monetize our interest in a privately negotiated sale if we ever wished to create liquidity through a divestiture of our nitrogen fertilizer business.

In addition, if the Partnership does not consummate an initial public offering, we believe that the value of CVR Energy’s common stock could also be affected. Because we have observed that entities structured as master limited partnerships have over recent history demonstrated significantly greater relative market valuation levels compared to corporations in the refining and marketing sector when measured as a ratio of enterprise value to EBITDA, we believe that the value of CVR Energy’s common stock may be enhanced to the extent that the Partnership consummates an initial public offering, because then the public market valuation of CVR Energy’s common stock would reflect the higher potential valuation of the Partnership realized in its offering. If the Partnership does not consummate an initial public offering, we believe CVR Energy’s common stock may not reflect the higher potential valuation of a master limited partnership.